UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zhongpin Inc.

(Name of Issuer)

Common Stock - .001 par value

(Title of Class of Securities)

98952K107

(CUSIP Number)

Jay B. Gould, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, CA 94105 415-983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98952K107	Page 2 of 11

1	NAME OF REPORTING PERSON Prestige Trade Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,256,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,256,012
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98952K107	Page 3 of 11

1	NAME OF REPORTING PERSON Siming Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 4 of 11

1	NAME OF REPORTING PERSON Fei Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 5 of 11

1	NAME OF REPORTING PERSON Chidong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,256,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,256,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 6 of 11

Explanatory Note

Introduction

This Schedule 13D is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of Shares (each, a “Share,” collectively, the “Shares”) of common stock (the “Common Stock”) of Zhongpin Inc., a Delaware corporation (the “Issuer” or the “Company”).

Item 1.	Security and Issuer

This Schedule relates to the Shares of the Issuer. The address of the Issuer’s principal executive office is 21 Changshe Road, Changge City, Henan Province, The People’s Republic of China 461500.

Item 2.	Identity and Background

(a) This Schedule is being filed by Prestige Trade Investments Limited, a BVI company (“Prestige”), Siming Yang, an individual (“Mr. Yang”), Fei Xiao, an individual (“Mrs. Xiao”), and Chidong Wang, also an individual (“Mr. Wang”). Each of the individuals and Prestige is referred to herein as a “Reporting Person” and collectively as “Reporting Persons.”

Prestige is a business company organized in the British Virgin Islands. Mr. Yang, Mrs. Xiao and Mr. Wang are executive directors of Prestige.

(b)	The business address of each of the foregoing Reporting Persons are:

Prestige - C-3401, Topview Garden, New Town of Pearl River, Guangzhou, China

Mr. Yang - 8 Dong 604, Jinan University, Sipai, Guangzhou, Guangdong Province, China

Mr. Wang - No. 2303, Shengtang Dajie, Foshan City, Guangdong Province, China

Mrs. Xiao - A29, Donghua Garden, Longjiang Town, Shunde City, Guangdong Province, China

(c) Mr. Yang, Mrs. Xiao and Mr. Wang are executive directors of Prestige. Prestige’s principal business consists of activist investment.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Yang, Mr. Wang and Mrs. Xiao are citizens of The People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were acquired for investment purposes through open market purchases. The source of funds for all such purchases was the working capital of Prestige.

Item 4.	Purpose of Transaction

The Reporting Persons expect to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the

CUSIP No. 98952K107	Page 7 of 11

board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) To the knowledge of the Reporting Persons, there were 37,523,064 Shares of Common Stock outstanding as of March 12, 2012 (as represented by the Issuer’s Form 10-K Annual Report that was filed with the SEC on March 15, 2012). For purposes of this Schedule 13D, the Shares beneficially owned by Prestige as of March 22, 2012 was approximately 5.3% of the issued and outstanding Shares of Common Stock. Reference is made hereby to Items 7-10 of pages 2-5 of this Schedule 13D, which Items are incorporated herein by reference.

Mr. Yang, Mrs. Xiao and Mr. Wang, as executive directors of Prestige, may be deemed to beneficially own the shares owned by Prestige in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Mr. Yang, Mrs. Xiao and Mr. Wang is, for any other purpose, the beneficial owner of any such securities, and Mr. Yang, Mrs. Xiao and Mr. Wang disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Mr. Yang, Mrs. Xiao and Mr. Wang beneficially own 1,980,000 shares of Common Stock (which is comprised of the shares of Common Stock owned by Prestige as described above), and the percentage of Common Stock beneficially owned by such reporting persons for the purposes of this Schedule 13D is 5.3%

(c) Except as set forth in this Schedule 13D, during the 60 days prior to the date of the event that requires the filing of this statement, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 98952K107	Page 8 of 11

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012.

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012.

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012.

CUSIP No. 98952K107	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012	PRESTIGE TRADE INVESTMENTS LIMITED

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

SIMING YANG

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

FEI XIAO

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

CHIDONG WANG

	By:	/s/ Michael Wu
Michael Wu Attorney-In-Fact

CUSIP No. 98952K107	Page 10 of 11

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012.

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012.

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012.